ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 10, 2025
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:
ETF Series Solutions (the “Trust”)
Aptus International Enhanced Yield ETF
Aptus Enhanced Yield ETF
Aptus Large Cap Enhanced Yield ETF (each, a “Fund”, and collectively, the “Funds”) File Nos. 333-179562 and 811-22668

Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1010 to the Trust’s Registration Statement on Form N-1A filed April 25, 2025 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.The Staff notes the inclusion of large- and mid-capitalization risk for the Funds. Please revise each Fund’s strategy disclosure to indicate that the Fund will be investing in equity securities of large and mid-capitalization companies or remove the risks, as appropriate.
Response:    The Trust has added disclosure regarding investments in large- and mid-capitalization companies to the Aptus International Enhanced Yield ETF’s “Principal Investment Strategies” section.
The Trust has removed disclosure regarding large and mid-capitalization risk from the Aptus Enhanced Yield ETF’s “Principal Investment Risks” section.
The Trust has removed disclosure regarding mid-capitalization risk from the Aptus Large Cap Enhanced Yield ETF’s “Principal Investment Risks” section.
Comment 2.Each Fund’s strategy disclosure references regular distributions based on the Adviser’s internal targets. If the Funds plan to make regular, stable distributions, please include the appropriate targets in the prospectus with any appropriate qualifications or risk disclosures.
Response:    The Trust has deleted, in its entirety, the last paragraph under “Principal Investment Strategies” for each Fund and replaced it with the following:

IDUB
The Fund seeks to maintain relatively stable quarterly distributions at a rate that is approximately double the distribution rate of its broad-based securities market benchmark, the MSCI AC World Index ex USA (Net). Although the Adviser will target this distribution rate, the Fund’s actual distribution rate will be based on a combination of dividends generated by the Fund’s underlying equity portfolio, the appreciation of the Fund’s equity holdings, and income from U.S. Government securities. As a result, the amount of income earned by the Fund will vary from quarter-to-quarter, and the Fund may pay out a return of capital to meet those targets if quarterly distributions exceed the current income generated by the Fund. In addition, the Fund does not guarantee and there can be no assurance that distributions will always be paid or will be paid at a relatively stable level in line with the Adviser’s internal targets.
JUCY
The Fund seeks to maintain relatively stable monthly distributions at a rate that is approximately between 5% and 12%. Although the Adviser will target this distribution rate, the Fund’s actual distribution rate will be based on the income from U.S. Government securities. As a result, the amount of income earned by the Fund will vary from month-to-month, and the Fund may pay out a return of capital to meet those targets if monthly distributions exceed the current income generated by the Fund. In addition, the Fund does not guarantee and there can be no assurance that distributions will always be paid or will be paid at a relatively stable level in line with the Adviser’s internal targets.
DUBS
The Fund seeks to maintain relatively stable quarterly distributions at a rate that is approximately double the distribution rate of its broad-based securities market benchmark, the S&P 500 Index. Although the Adviser will target this distribution rate, the Fund’s actual distribution rate will be based on a combination of dividends generated by the Fund’s underlying equity portfolio, the appreciation of the Fund’s equity holdings, and income from U.S. Government securities. As a result, the amount of income earned by the Fund will vary from quarter-to-quarter, and the Fund may pay out a return of capital to meet those targets if quarterly distributions exceed the current income generated by the Fund. In addition, the Fund does not guarantee and there can be no assurance that distributions will always be paid or will be paid at a relatively stable level in line with the Adviser’s internal targets.
In addition, the Trust has added the following disclosure as the second sentence in the “Management Risk” description for each Fund:
In addition, the Fund does not guarantee and there can be no assurance that distributions will always be paid or will be paid at a relatively stable level in line with the Adviser’s internal targets.
Comment 3.With respect to the “Volatility Investing Risk” included for all three Funds, the term “VIX” is used, but not referenced in the Funds’ “Principal Investment Strategies” sections or otherwise defined. If the Funds intend to invest in VIX as part of their principal investment strategies, please define the term in the strategy sections and include any relevant disclosure in plain English.
Response:    The Trust has revised the fourth sentence in the description of “Total Return Swaps Strategy” in each Fund’s “Principal Investing Strategies” section, as follows (new disclosure underlined):
The Fund may invest in ~~in~~ total return swaps that employ STSs using a combination of options and/or futures contracts on equity indexes, fixed income indexes, and/or volatility indexes (e.g., the CBOE Volatility Index, also known as “VIX”).

Comment 4.Please provide a clearer definition of “bond ladder” in the “Principal Investment Strategies” section of the Aptus Enhanced Yield ETF.
Response:    The Trust has revised the first sentence in the second paragraph in the description of “Fixed Income Strategy” in the Fund’s “Principal Investing Strategies” section, as follows (new disclosure underlined):
The Fund typically invests in U.S. Treasury Bills and U.S. Treasury Notes with maturities lower in duration but between about one month and twenty years. ~~(also known as a “bond ladder”)~~The investment technique used by the Fund to build exposure to a portfolio of bonds with various maturities is called a bond ladder. Bond ladders may reduce exposure to volatile securities and manage some potential risks from changing interest rates; however, such outcomes are not guaranteed.
Comment 5.Please explain why it is appropriate to include mid-capitalization investing as a risk for Aptus Large Cap Enhanced Yield ETF or revise the disclosure, given that at least 80% of the Fund’s net assets will be invested in equity securities of large cap companies and in U.S. large-cap ETFs.
Response:    The Trust has removed mid-capitalization investing risk for this Fund.
Comment 6.Please revise the Item 9 “Principal Investment Strategies” section to include disclosure regarding all three Funds.
Response:    The Trust believes that the existing Item 4 description of each Fund’s principal investment strategies adequately describes how each Fund intends to achieve its investment objective by identifying the types of securities in which the Fund will invest principally and summarizing the strategies that the Fund will employ. The Trust respectfully declines to duplicate or supplement each Fund’s Item 4 principal investment strategy in the Item 9 section of the Fund’s Prospectus. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Funds’ principal investment strategies in the back half of the Prospectus. The Trust notes, however, that Item 9 includes some additional information about the Funds’ strategies that is not included in the Item 4 summaries. For example, Item 9 provides additional detail about DUBS’s and additional information about IDUB’s investments in developed and emerging markets. The Trust does not, however, believe that any additional strategy information related to JUCY, IDUB, or DUBS needs to be added to Item 9 to supplement the Funds’ principal investment strategies described in Item 4.

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If you have any questions or require further information, please contact me at amber.kopp@usbank.com.
Sincerely,
/s/ Amber C. Kopp
Amber C. Kopp
For U.S. Bank Global Fund Services, as administrator to the Trust